Exhibit 8.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
argenx BV	Belgium
argenx IIP BV	Belgium
argenx US, Inc.	United States
argenx Japan KK	Japan
argenx Switzerland SA	Switzerland